

16013392

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-14599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** AND ENDING **12/31/15**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brighton Securities Corp.** OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

1703 Monroe Avenue
(No and Street)

Rochester	**NY**	**14618**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jai Ramachandran **(585) 473-3590**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaherty Salmin LLP
(Name – *if individual, state last, first, middle name)*

2300 Buffalo Road, Building 200	**Rochester**	**NY**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jai Ramachandran, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Brighton Securities Corp., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



JEANINE B DRAKE
Notary Public, State of New York
No. 01DR6308314
Qualified in Monroe County
Commission Expires July 21, 20 18



Signature

CEO

Title



Notary Public 2/19/16

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statements of Financial Condition.
[ ] (c) Statements of Income.
[ ] (d) Statements of Cash Flows.
[ ] (e) Statements of Changes in Shareholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Flaherty Salmin CPAs

Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Brighton Securities Corp.

We have audited the accompanying statements of financial condition of Brighton Securities Corp. as of December 31, 2015 and 2014, and the related notes to the financial statements. These financial statements are the responsibility of Brighton Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2015 and 2014 in accordance with accounting principles generally accepted in the United States of America.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

February 18, 2016

BRIGHTON SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Cash and cash equivalents	$ 535,582	$ 294,328
Commissions receivable from brokers or dealers	254,868	277,287
Other receivables	24,051	25,723
Notes receivable from employees	85,581	132,488
Stock subscription receivables	415,161	374,729
Marketable securities, at fair value	1,468,591	1,402,740
Property and equipment - net of accumulated depreciation	232,381	310,986
Prepaid expenses	87,891	89,791
Other assets - net of accumulated amortization	36,984	76,848
Total assets	$ 3,141,090	$ 2,984,920

LIABILITIES AND SHAREHOLDERS' EQUITY

	2015	2014
Liabilities:		
Accrued commissions, expenses and other liabilities	$ 189,011	$ 284,152
Accrued profit sharing contribution	100,000	100,000
Note payable	-	30,000
Total liabilities	289,011	414,152
Shareholders' equity:		
Class A voting common stock - $.10 par value, 400 shares authorized, 96.94 shares issued and 36 shares outstanding in 2015, 97.94 shares issued and 36 shares outstanding in 2014	3	3
Class B non-voting common stock - $.10 par value, 400 shares authorized, 8 shares issued and outstanding in 2015, 7 shares issued and outstanding in 2014	-	-
Capital in excess of par	405,692	368,825
Retained earnings	3,843,057	3,621,531
	4,248,752	3,990,359
Less: Cost of 60.94 shares in 2015 and 61.94 shares in 2014 of Class A voting common stock held in treasury	(1,396,673)	(1,419,591)
Total shareholders' equity	2,852,079	2,570,768
Total liabilities and shareholders' equity	$ 3,141,090	$ 2,984,920

See accompanying notes to financial statements

1. THE COMPANY

Brighton Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in thirty eight states. The Company, which maintains offices in Rochester and Batavia, New York, is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments. The Company also provides income tax preparation services. The Company's customers are primarily located in the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures.

Receivables - Commissions receivable from brokers or dealers consists primarily of amounts due from the Company's Clearing Broker, First Clearing Corporation. Notes receivable from employees consist of non-interest bearing advances that are being repaid on a monthly or annual basis. Stock subscription receivables are secured by the stock under a pledge agreement, bear interest at 1% or 3%, and either 20%, 30% or 33% of each subscriber's shareholder distribution shall be applied to repaying the receivable until it is paid in full. An allowance for doubtful accounts has not been established for any of the Company's receivables.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	7-39 years
Furniture and fixtures	5-10 years
Equipment	3- 7 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Other Assets - Other assets represents acquired intangible assets, including customer lists and employment and non-solicitation agreements. These assets are being amortized on the straight-line method over their estimated useful lives to the Company, which range from three to five years.

3. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for marketable securities measured at fair value.

Corporate debt securities, municipal bonds and government debt securities are valued at the last reported sales price at year end.

Common stock is valued at the quoted market price of the issuer's common stock at year end.

3. FAIR VALUE MEASUREMENT, Continued

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's marketable securities measured at fair value on a recurring basis as of December 31 that have been classified in the fair value hierarchy as Level 1:

	2015	2014
Corporate debt securities	$1,081,255	$1,263,157
Municipal bonds	21,369	32,347
Government debt securities	14,166	20,908
Common stocks	351,801	86,328
Marketable securities, at fair value	$1,468,591	$1,402,740

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2015	2014
Leasehold improvements	$ 697,017	$ 681,084
Furniture and fixtures	190,384	178,105
Equipment	114,911	134,600
	1,002,312	993,789
Less: Accumulated depreciation	769,931	682,803
	$ 232,381	$ 310,986

5. OTHER ASSETS

Other assets consist of the following at December 31:

	2015	2014
Customer lists	$ 210,000	$ 210,000
Employment/non-solicitation agreements	185,000	185,000
	395,000	395,000
Less: Accumulated amortization	358,016	318,152
	$ 36,984	$ 76,848

6. NOTE PAYABLE

The Company had a noninterest bearing note payable in the original amount of $80,000 as the result of an acquisition of an accounting practice. The Company paid $50,000 on April 7, 2014 and $30,000 on January 12, 2015 in accordance with the agreement.

7. SHAREHOLDERS' EQUITY

During 2014, the Company acquired three Class A shares with a total purchase price of $172,423 that were placed in treasury. The Company also sold five Class A shares from treasury and these shares were immediately exchanged for five Class B shares. The total sales price was $290,700. The Company received the entire sales price in the form of two stock subscription receivables.

During 2015, the Company sold one Class A share from treasury and this share was immediately exchanged for one Class B share. The total sales price was $59,785. The Company received $10,000 in cash and the balance as a stock subscription receivable.

8. LEASES

The Company leases its Brighton office facility under the terms of a lease agreement that expires June 30, 2026. The lease agreement requires the Company to make additional rental payments equal to their share of certain repairs and maintenance expenses, and real estate taxes, and requires the following annual base rent, payable in monthly installments, for the next five years:

2016	$174,974
2017	$180,534
2018	$181,554
2019	$182,622
2020	$194,538

The Company leases its Batavia office facility under the terms of a lease agreement that expires February 17, 2018. The lease agreement requires an annual base rent of $15,000, payable in monthly installments, plus certain repairs and maintenance expenses.

9. RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan which covers substantially all employees. Contributions to the plan are made at the discretion of the Company's Board of Directors.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,868,023, which was $1,768,023 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of .1547 to 1.

11. INCOME TAX MATTERS

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of Company income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

12. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Clearing Broker processes transactions comprising approximately 70% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. CONTINGENCIES

The Company is a party to litigation matters incidental to the conduct of business. Management assesses the probability of loss for all legal proceedings and claims and has recognized liabilities for such contingencies in the amount of $36,000 as of December 31, 2015. Although the results of these matters cannot be predicted with certainty, in management's opinion, the final outcome of legal proceedings and claims will not have a material adverse effect on the financial position of the Company.

14. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

BRIGHTON SECURITIES CORP.

Statements of Financial Condition
December 31, 2015 and 2014